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Iron Link Ltd.
800 Bellevue Way NE, Suite 400
Bellevue, WA
98004

Phone:(425) 462-4216
Fax:  (425) 462-4217





December 8, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: 3561

Attention:   Blaise Rhodes, Financial Analyst

Dear Sirs:

Re:      Iron Link Ltd.  - Registration Statement on Form SB-2
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         Request for Acceleration
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In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday December 12, 2006 at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


Yours truly,

         /s/ Alexandre Routkovski
         ------------------------
         Iron Link Ltd.
         Alexandre Routkovski, President